SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 5, 2006, of Annual Information Update

                    Scottish Power plc ("the Company")

                  Annual Information Update dated 5 July 2006

This is the Annual Information Update for Scottish Power plc in accordance with
Prospectus Rule 5.2. This document refers to all information which has been made available to the public by Scottish Power plc in the 12 months preceding this announcement.

This annual information update is required by and is being made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom
(Prospectus Rule 5.2) and not for any other purposes and neither the Company, nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date, as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

The following UK regulatory announcements have been made via a Regulatory
Information Service.

Date             Brief description of announcement

4/7/2006         Director/PDMR Shareholding
3/7/2006         Director/PDMR Shareholding
30/6/2006        Director/PDMR Shareholding
30/6/2006        Director/PDMR Shareholding
28/6/2006        Director/PDMR Shareholding
26/6/2006        Director/PDMR Shareholding
26/6/2006        Transmission Price Control
22/6/2006        SPW to raise Prices from July
19/6/2006        Director/PDMR Shareholding
19/6/2006        Doc re. AGM pack and AR&A
16/6/2006        Directorate Change
15/6/2006        Holding(s) in Company
15/6/2006        SPW - PPM Energy Presentation
31/5/2006        Director/PDMR Shareholding
31/5/2006        Director/PDMR Shareholding
31/5/2006        Director/PDMR Shareholding
24/5/2006        Holding(s) in Company
24/5/2006        ADS Dividend Declaration
24/5/2006        Final Results
23/5/2006        Holding(s) in Company
23/5/2006        Repurchase of B shares
22/5/2006        Repurchase of B shares
22/5/2006        Results of Elections
15/5/2006        Listing of New Ordinary and B Shares
15/5/2006        Notice to Conv. Bondholders
15/5/2006        Additional Listing

Date             Brief description of announcement

11/5/2006        Holding(s) in Company
11/5/2006        Director/PDMR Shareholding
5/5/2006         Director/PDMR Shareholding
5/5/2006         EGM Poll Results & New Co. Sec.
4/5/2006         Director/PDMR Shareholding
27/4/2006        Windfarm approval
21/4/2006        Director/PDMR Shareholding
21/4/2006        Director/PDMR Shareholding
19/4/2006        Director/PDMR Shareholding
12/4/2006        Director/PDMR Shareholding
4/4/2006         Circular re: return of cash
3/4/2006         Holdings in Company
31/3/2006        Notice to Bondholders
31/3/2006        Circular posted
30/3/2006        Director/PDMR Shareholding
29/3/2006        Director/PDMR Shareholding
29/3/2006        FRN Variable Rate Fix
29/3/2006        Trading update
22/3/2006        Directorate Change
22/3/2006        Completion of PacifiCorp sale
20/3/2006        Holdings in Company
17/3/2006        Regulatory approval of PacifiCorp sale
15/3/2006        Director/PDMR Shareholding
14/3/2006        Director/PDMR Shareholding
3/3/2006         Director/PDMR Shareholding
3/3/2006         Director/PDMR Shareholding
28/2/2006        Holdings in Company
24/2/2006        Regulatory application
16/2/2006        Holdings in Company
16/2/2006        Director/PDMR Shareholding
15/2/2006        Director/PDMR Shareholding
14/2/2006        Director/PDMR Shareholding
10/2/2006        Transaction in own shares
10/2/2006        Director/PDMR Shareholding
9/2/2006         ScottishPower to raise prices
8/2/2006         Dividend declaration
8/2/2006         3rd quarter results
6/2/2006         Director/PDMR Shareholding
3/2/2006         Longannet opt into LCPD
17/1/2006        Director/PDMR Shareholding
12/1/2006        Directorate change
6/1/2006         Holdings in company
5/1/2006         Director/PDMR Shareholding
4/1/2006         Director/PDMR Shareholding
30/12/2005       Director/PDMR Shareholding
28/12/2005       FRN Variable Rate Fix

Date             Brief description of announcement

22/12/2005       Director/PDMR Shareholding
21/12/2005       Management change at PacifiCorp
20/12/2005       Director/PDMR Shareholding
15/12/2005       Director/PDMR Shareholding
8/12/2005        Director/PDMR Shareholding
6/12/2005        Director/PDMR Shareholding
22/11/2005       Director/PDMR Shareholding
22/11/2005       Offer talks terminated
22/11/2005       Rule 2.10
18/11/2005       Rule 2.10
17/11/2005       Rule 8.1
17/11/2005       Rule 2.10
16/11/2006       Director/PDMR Shareholding
16/11/2005       Rule 2.10
15/11/2005       Rule 2.10
14/11/2005       Rule 2.10
11/11/2005       Rule 2.10
10/11/2005       Rule 2.10
10/11/2005       Dividend declaration
10/11/2005       Interim results
9/11/2005        Rule 2.10
8/11/2005        Rule 2.10
7/11/2005        Rule 8.1
7/11/2005        Director/PDMR Shareholding
7/11/2005        Rule 2.10
4/11/2005        Rule 2.10
3/11/2005        Rule 2.10
2/11/2005        Rule 8.1
2/11/2005        Director/PDMR Shareholding
2/11/2005        Rule 2.10
1/11/2005        Rule 2.10
31/10/2005       Rule 2.10
28/10/2005       Rule 2.10
28/10/2005       PPM Energy New 200MW Windfarm
27/10/2005       Rule 2.10
26/10/2005       Rule 2.10
25/10/2005       Rule 2.10
24/10/2005       Rule 2.10
21/10/2005       Rule 2.10
20/10/2005       Director/PDMR Shareholding
20/10/2005       Rule 2.10
19/10/2005       Rule 2.10
18/10/2005       Rule 2.10
17/10/2005       Rule 2.10
14/10/2005       Rule 2.10
13/10/2005       Rule 2.10

Date             Brief description of announcement

12/10/2005       Director/PDMR Shareholding
12/10/2005       Rule 2.10
12/10/2005       FRN Variable Rate Fix
10/10/2005       Trading statement
6/10/2005        Company secretary change
5/10/2005        Director/PDMR Shareholding
5/10/2005        Blocklisting Interim Review
3/10/2005        Director/PDMR Shareholding
30/9/2005        Director/PDMR Shareholding
30/9/2005        Director/PDMR Shareholding
29/9/2005        FRN Variable Rate Fix
29/9/2005        PacifiCorp granted $26M
20/9/2005        Director/PDMR Shareholding
19/9/2005        Director/PDMR Shareholding
14/9/2005        Director/PDMR Shareholding
8/9/2005         Director/PDMR Shareholding
6/9/2005         Corporate restructuring
6/9/2005         Rule 2.10
6/9/2005         Response to E.ON AG statement
2/9/2005         Director/PDMR Shareholding
1/9/2005         Director/PDMR Shareholding
30/8/2005        Director/PDMR Shareholding
22/8/2005        Director/PDMR Shareholding
15/8/2005        Director/PDMR Shareholding
10/8/2005        Director/PDMR Shareholding
10/8/2005        Dividend declaration
10/8/2005        1st quarter results
5/8/2005         Director/PDMR Shareholding
27/7/2005        Sell gas storage project
25/7/2005        Documents re: AGM resolutions
22/7/2005        Result of AGM & EGM
20/7/2005        Director/PDMR Shareholding
15/7/2005        FRN Variable Rate Fix
14/7/2005        Director/PDMR Shareholding
7/7/2005         Director/PDMR Shareholding
5/7/2005         Additional listing

Details of all regulatory announcements can be found in full on the Company's price page of the London Stock Exchange website at
www.londonstockexchange.com

The Company has also submitted filings to the Securities and Exchange Commission
("SEC") in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New
York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through
Companies House Direct at www.direct.companieshouse.gov.uk

The Company's Annual Report for the period ending 31 March 2006 (which was filed with the UKLA Document Viewing Facility on 19 June 2006) can be found on the
Company's website.

Further information regarding the Company and its activities is available at
www.scottishpower.com

A copy of the Annual Information Update and all documents referred to in it, can be obtained from the Company's registered office:

Company Secretariat
Scottish Power plc
1 Atlantic Quay
Glasgow
G2 8SP

July 5, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 05, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary